March 28, 2012

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	David R. Humphrey
Beverly A. Singleton

	Re:	Dunkin’ Brands Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-35258

Ladies and Gentlemen:

Dunkin’ Brands Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated March 27, 2012 relating to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2012. We have, for your convenience, reproduced the Staff’s comments, followed by the Company’s responses, below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6. Selected Financial Data, page 38

1. Selected financial data presented in tabular form should read consistently from left to right in the same chronological order as your financial statements. Similarly, numerical data included in narrative sections should be consistently ordered. See SAB Topic 11.E.

Response to Comment 1:

The Company acknowledges the Staff’s comment and will revise its future filings, including its Registration Statement No. 333-180190 on Form S-1, to present its selected financial data in tabular form consistently from left to right in the same chronological order as the Company’s financial statements. In addition, the Company confirms that numerical data included in narrative sections of future filings will be consistently ordered.

130 Royall Street Canton, MA 02021	p 781-737-3000 f 781-737-4000

Securities and Exchange Commission	- 2 -	March 28, 2012

Item 8. Financial Statements and Supplementary Data, page 66

Note (6) Investments in joint ventures, page 82

2. We note your disclosure that during the fourth quarter of 2011 you engaged an independent third-party valuation specialist to determine the fair value of your investment in BR Korea, and that based on the fair value determined by the independent third-party valuation specialist, the carrying value of the investment in BR Korea exceeded its fair value. As it appears you have relied on the results of the third-party valuation, the third party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 610(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can instead accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations (“C&DIs”) on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which appears applicable since your Form 10-K was incorporated by reference into your Registration Statement No. 333-176246 on Form S-8. Please revise to clarify the nature and extent of the third party’s involvement and management’s reliance on the work of the third-party valuation firm. Please amend your December 31, 2011 Annual Report on Form 10-K or advise as to why you believe your disclosure complies with the requirements. In addition, we note your recently-filed Registration Statement No. 333- 180190 on Form S-1 contains the same financial statements as included in your Form 10- K, and this Form S-1 filing should be amended accordingly to comply with Question 141.02 of the C&DIs.

Response to Comment 2:

The Company supplementally advises the Staff that, while the Company engaged a third party valuation specialist to assist it in determining the fair value of its investment in BR-Korea Co., Ltd. (“BR Korea”), the determination of fair value was made by the Company based in part upon the report of the third party valuation specialist and, as a result, the Company does not believe that the third party valuation specialist is required to be identified in, or that the consent of the third party valuation specialist is required to be filed under Exhibit 23 to, the Company’s Annual Report on Form 10-K. The Company will, in its future filings, including its Registration Statement No. 333-180190 on Form S-1, clarify its disclosure regarding the use of the third party valuation specialist in determining the fair value of its investment in BR Korea by revising the identified language included in Note (6) to its consolidated financial statements for the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009 to read as follows:

During the fourth quarter of 2011, management concluded that indicators of potential impairment were present related to our investment in BR Korea based on continued declines in the operating performance and future projections of the Korea Dunkin’ Donuts business. Accordingly, the Company engaged an independent third-party valuation specialist to assist the Company in determining the fair value of our investment in BR Korea. The valuation was completed using a combination of discounted cash flow and income approaches to valuation. Based in part on the fair value determined by the independent third-party valuation specialist, the Company determined that the carrying value of the investment in BR Korea exceeded fair value by $19.8 million, and as such the Company recorded an impairment charge in that amount in the fourth quarter of 2011. The impairment charge was allocated to the underlying goodwill, intangible assets, and long-lived assets of BR Korea, and therefore resulted in a reduction in depreciation and amortization, net of tax, of $1.0 million, in fiscal year 2011, which is recorded within equity in net income (loss) of joint ventures in the consolidated statements of operations.

Securities and Exchange Commission	- 3 -	March 28, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011, As Amended

3. Refer to Exhibit 99.2 of your amended Form 10-K filed on March 16, 2012. Please explain to us why you have not provided audited financial statements of BR Japan for the fiscal year ended December 31, 2011. In this regard, we note that your Exhibit Index indicates on page 5 that your filing includes the audited financial statements of BR Japan for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009. Your response should address the significance requirements of Rule 3-09(b) of Regulation S-X, and also provide us with your underlying computations.

Response to Comment 3:

The Company supplementally advises the Staff that for the fiscal years ended December 31, 2011 and December 26, 2009, B-R 31 Ice Cream Co., Ltd. (“BR Japan”) was not deemed a significant subsidiary under Rule 3-09(a) of Regulation S-X. However, BR Japan was deemed significant under Rule 3-09(a) of Regulation S-X for the Company’s fiscal year ended December 25, 2010. See Annex A to this letter for the underlying computations of the significance tests related to BR Japan for each fiscal year presented. As such, in accordance with Rule 3-09(b) of Regulation S-X, the financial statements of BR Japan have been filed with the Annual Report on Form 10-K, with such separate financial statements only being audited for the fiscal year 2010 in which the significance requirement was met. The Company will revise the Exhibit Index in its future filings to reflect the fact that the financial statements of BR Japan have only been audited for the fiscal year ended December 31, 2010.

*        *        *

Securities and Exchange Commission	- 4 -	March 28, 2012

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (781) 737-3360 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Sincerely,

/s/ Richard J. Emmett

Richard J. Emmett

cc:	Nigel Travis

Craig E. Marcus

Annex A

Significant Subsidiary Test - B-R 31 Ice Cream Co., Ltd. (“BR Japan”)

NOTE: All amounts in thousands.

Calculation of significant subsidiary under Regulation S-X 3-09 and 1-02(w)

(Note: Condition 2 of section 210.1-02(w) is not applicable under section 3-09)

Section 210.1-02(w) - Condition 1

Investment balances must exceed 20% of total assets to be deemed significant.

	12/31/2011	12/25/2010	12/26/2009
Investment in BR Japan	103,830	94,326	82,812
Total assets of DNKN	3,224,018	3,147,288	3,224,717
Investment in BR Japan as a % of total assets	3.2%	3.0%	2.6%

Section 210.1-02(w) - Condition 3

Equity in the income from continuing operations before income taxes must exceed 20% of such consolidated income of DNKN for the most recently completed fiscal year to be deemed significant.

	FY2011	FY2010	FY2009
NUMERATOR:
BR Japan income from continuing operations before income taxes, extraordinary items, and cumulative effect of change in accounting principle (JPY) - local GAAP	2,979,984	2,941,110	2,375,893
US GAAP adjustments, pre-tax (JPY):
Asset retirement obligations	(42,653)	(81,226)	(77,579)
Capitalized lease assets	564	(118)	911
Compensated absences	400	(2,400)	(3,600)
Lease obligation	(964)	(2,449)	(20,109)
Employees’ retirement benefit	(4,966)	(7,146)	(23,175)
Hedge accounting	19,442	(25,183)	29,573
Adjustment to conform to DNKN accounting policies, pre-tax (JPY)	(90,676)	(83,072)	(105,096)

BR Japan income from continuing operations before income taxes, extraordinary items, and cumulative effect of change in accounting principle (JPY) - US GAAP	2,861,131	2,739,516	2,176,818
DNKN ownership percentage	43.3%	43.3%	43.3%

DNKN share of BR Japan income (JPY)	1,238,011	1,185,389	941,909
Amortization of intangible franchise rights acquired in purchase accounting, pre-tax (JPY)	(102,444)	(111,107)	(119,178)

DNKN share of BR Japan income, net of amortization (JPY)	1,135,567	1,074,282	822,731
Average foreign exchange rate (USD to JPY)	79.74	87.83	93.62

Equity in the income from continuing operations before income taxes, extraordinary items, and cumulative effect of change in accounting principle (USD) - US GAAP	14,241	12,232	8,788

DENOMINATOR:

	FY2011	FY2010	FY2009
DNKN income before income taxes (USD)	66,813	19,446	74,276

BR Japan income tax expense - local GAAP (JPY)	1,196,689	1,295,758	1,033,873
BR Japan income tax expense - US GAAP adjustment (JPY)	(8,491)	(37,989)	(50,286)
BR Japan tax impact of conforming to DNKN accounting policies (JPY)	(39,462)	(39,012)	(37,909)
BR Japan extraordinary loss (income), net (JPY)	250,265	(6,498)	34,720

BR Japan income taxes and extraordinary items (JPY)	1,399,001	1,212,259	980,398
DNKN ownership percentage	43.3%	43.3%	43.3%

DNKN share of BR Japan income taxes and extraordinary items (JPY)	605,348	524,544	424,218
BR Japan tax impact of amortization of intangible franchise rights (JPY)	(42,002)	(45,554)	(48,863)

DNKN share of BR Japan income taxes, extraordinary items, and tax impact of amortization (JPY)	563,346	478,990	375,355
Average foreign exchange rate (USD to JPY)	79.74	87.83	93.62

DNKN share of BR Japan income taxes and extraordinary items (USD)	7,065	5,454	4,009

BR Korea income tax expense - local GAAP (KRW)	8,494,063	10,586,975	12,050,772
BR Korea income tax expense - US GAAP adjustment (KRW)	277,279	632,580	232,610
BR Korea tax impact of conforming to DNKN accounting policies (KRW)	37,080	206,013	832,680

BR Korea income tax expense (KRW)	8,808,422	11,425,568	13,116,062
DNKN ownership percentage	33.3%	33.3%	33.3%

DNKN share of BR Korea income taxes (KRW)	2,935,847	3,808,142	4,371,583
BR Korea tax impact of amortization of intangible franchise rights (KRW)	(59,640)	(64,684)	(69,382)

DNKN share of BR Korea income taxes and tax impact of amortization (KRW)	2,876,207	3,743,458	4,302,201
Average foreign exchange rate (USD to KRW)	1,109	1,160	1,279

DNKN share of BR Korea income taxes and extraordinary items (USD)	2,593	3,227	3,364

Investor level impairment charge - BR Korea (USD)	19,752	—	—

Total adjustments for equity method joint ventures	29,410	8,681	7,373

DNKN income from continuing operations before income taxes, adjusted (USD)	96,223	28,127	81,649
DNKN income for significance test (a) (USD)	96,223	36,386	81,649

BR Japan income as % of DNKN income	14.8%	33.6%	10.8%

(a)

For fiscal year 2010, DNKN’s income from continuing operations before income taxes, adjusted to include the equity in the income from continuing operations before income taxes of joint ventures, was 10% lower than the average of such income for the five preceding fiscal years. As such, the five-year average income was used as the denominator for the fiscal year 2010 significance calculation. Such income for fiscal years 2011 and 2009 for DNKN was not 10% lower than the average income of the respective five preceding fiscal years. The five-year average income used for fiscal year 2010 was calculated as follows:

	FY2010	FY2009	FY2008	FY2007	12-Months Ended 12/30/06 (1)
Income before income taxes	19,446	74,276	(260,766)	66,284	(9,459)
Add-back income tax expense and extraordinary items of joint ventures	8,681	7,373	6,871	5,868	6,631

DNKN income from continuing operations before income taxes and extraordinary items, adjusted	28,127	81,649	(253,895)	72,152	(2,828)
Income for 5-year average calculation (excludes loss years)	28,127	81,649	—	72,152	—

	5-year average = 36,386

(1)	Represents results for the 2-months ended February 25, 2006 of the predecessor company and the 10-months ended December 30, 2006 of the successor company. The results for the 10-months ended December 30, 2006 also result in a loss for purposes of the significance calculation, and would therefore be excluded if utilized in place of the 12-month combined period.